UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Avivid Water Technology, LLC

Legal status of issuer

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> Colorado
>
> *Date of organization*
> February 8, 2005

Physical address of issuer
21 South Sunset Street, Longmont, CO 80501

Current number of employees
7

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,212,354.37	$1,303,135.15
Cash & Cash Equivalents	$22,927.54	-$403.68
Accounts Receivable	$6,319.00	$6,319.00
Short-term Debt	$184,231.29	$57,436.03
Long-term Debt	$1,149,162.05	$949,620.30
Revenues/Sales	$205,325.69	$256,276.28
Cost of Goods Sold	$6,777.25	$256,276.28
Taxes Paid	$0.00	$0.00
Net Income	-$517,117.79	-$252,701.39

May 14, 2025

FORM C-AR

Avivid Water Technology, LLC



 This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Avivid Water Technology, LLC, a Colorado Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.avividwater.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 14, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

 Forward Looking Statement Disclosure

 This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this

Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Avivid Water Technology, LLC (the "Company") is a Colorado Limited Liability Company, formed on February 8, 2005.

The Company is located at 21 South Sunset Street, Longmont, CO 80501.

The Company's website is https://www.avividwater.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Avivid Water Technology, LLC provides advanced water purification via its patented TurboCoag® technology to treat industrial water contaminated with emulsified oils, heavy metals, suspended solids, and microorganisms. Avivid targets industrial wastewaters resistant to traditional water treatment which have high treatment and/or disposal costs, treating these waters with its patented TurboCoag® electrochemical reactor which is modular, scalable, self-cleaning, and low maintenance. By providing purified water for reuse or release to its customers, Avivid protects increasingly scarce water resources while reducing industrial operational expenses.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID- 19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long -term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of managers. its executive officers and key employees.

We are dependent on our board of managers, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of managers, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and out operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competitions agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including bugs and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and loss of profits. Additionally, a significant theft, loss of misappropriate of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We face competition and technological advances by competitors, which could adversely affect the sales of our products.

The growth of our Company depends in part on maintaining and growing the sales of our current products in existing and new markets, but also in developing new products and technologies. There is significant competition among companies that provide water purification solutions. Several companies market products that compete directly with our products. Other companies offer products that potential customers may consider to be acceptable or superior alternatives to our products and services, including products that are verified by the Environmental Protection Agency or other environmental authorities. We face direct competition from companies with greater financial, technological, manufacturing and personnel resources. Newly developed products could be more effective and cost- efficient than our current or future products.

Product development is a long, expensive and uncertain process.

The development of new or the enhancement of existing water purification and heater products is a costly, complex and time-consuming process, and investments in product development often involve a long wait until a return, if any, can be achieved on such investment. We might face difficulties or delays in the development process that will result in our inability to timely offer products that satisfy the market, which might allow competing products to emerge during the development process.

Successful technical development of our products does not guarantee successful commercialization.

We may fail to achieve commercial success for a number of reasons, including, among others, the following:

Prohibitive production costs;

Contamination of, or other problems with the water that we process; Competing products;

Lack of product innovation;

Unsuccessful distribution and marketing;

Insufficient cooperation from our suppliers and distributors; and product development that does not align with or meet customer needs.

Our success will depend largely on our ability to properly demonstrate our capabilities. Furthermore, even if we do successfully demonstrate commercial liability, potential customers may be more comfortable doing business with a competitor, or may not feel there is a significant need for the products and services we develop. As a result, significant revenue from our products and services may not be achieved for a number of years, if at all.

If our patent applications are not granted, we could lose our ability to compete in the marketplace.

We have developed certain intellectual property used in the design of our water purification. We believe this technology is essential to our ability to be competitive and successful in the development and distribution of water purification. Patent protection can be limited and not all intellectual property can be patented. Even if our patents are granted, our intellectual property rights may be challenged, invalidated or circumvented by third parties. We may not be able to prevent the unauthorized disclosure or use of technical information or other trade secrets by employees or competitors.

Furthermore, our competitors may independently develop technologies and products that are substantially equivalent or superior to the products manufactured or used by us, which could result in decreased revenues. Litigation may be necessary to enforce intellectual property rights, which could result in substantial costs to us and substantial diversion of management's attention. if our intellectual property is not adequately protected, our competitors could use it to enhance products. Our inability to adequately protect these intellectual property rights could adversely affect our business and financial condition.

The nature of our business involves significant risks and uncertainties that may not be covered by insurance or indemnification.

We may sell products and services in circumstances where insurance or indemnification may not be available. We may not be able to maintain insurance to protect against all operational risks and uncertainties that we confront. Substantial claims resulting from an accident, product failure, or liability arising from our products in excess of any indemnity or insurance coverage (or for which indemnity or insurance coverage is not available or is not obtained) could harm our financial condition, cash flows and operating results. Any accident, even if fully covered or insured, could negatively affect our reputation among our customers and the public, and make it more difficult for us to compete effectively.

We face a significant risk of failure because we cannot accurately forecast our future revenues and operating results.

The nature of the markets in which we compete makes it difficult to accurately forecast our revenues and operating results. Furthermore, we continue to expect our revenues and operating results to fluctuate in the future due to a number of factors, including the following:

the timing of sales of our products;

unexpected delays in introducing new products; and

increased expenses, whether related to sales and marketing, or administration.

We may experience delays in receiving shipments of component materials for our products, as well as delays in shipments of our finished products to distributors and customers due to circumstances beyond our control. Our revenues and operating results will be impacted by such events, which we are not able to predict or control.

Rapid technological changes may adversely affect the market acceptance of our products and could adversely affect our business, financial condition and results of operations.

The market in which we compete is subject to technological changes, introduction of new products, change in customer demands and evolving industry standards. Our future success will depend upon our ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new technologies and by developing and introducing enhancements to our current products and new products. We may not be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements. In addition, we may experience difficulties internally or in conjunction with our contract manufacturers that could delay or prevent the successful development, introduction and sale of such enhancements and such enhancements may not adequately meet the requirements of the market and may not achieve any significant degree of market acceptance. If release dates of our new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition may be adversely affected.

The political, economic and social conditions impacting our geographic markets may adversely affect our business.

Various constituencies, including our competitors, existing suppliers, local investors, developers, environmental groups and conservation groups, means that decisions affecting our business are based on many factors other than economic and business considerations.

We cannot predict whether changes in political administrations will result in changes in governmental policy and whether such changes will affect our business. For example, our market development activities and operations can be adversely affected by lengthy government bidding, contracting, licensing, permitting, approval and procurement processes. In addition, we may need to spend significant time and resources to inform newly elected officials, local authorities and others about the benefits of other water and wastewater treatment infrastructure.

We expect to continue to be subject to risks associated with dealing with governments and governmental entities, and political concerns and governmental procedures and policies may hinder or delay our ability to enter into supply agreements or develop our plants. The political, economic and social conditions impacting our geographic markets may adversely affect our business.

Severe weather conditions or natural or man-made disasters may disrupt our operations and affect the demand for water purification, which could adversely affect our financial condition, results of operations and cash flows.

Our operating results and financial condition could be materially and adversely affected by severe weather, floods, natural disasters, hazards (such as fire, explosion, collapse or machinery failure), environmental factors, or be the target of terrorist or other deliberate attacks. Repercussions of these catastrophic events may include:

· fluctuations in short-term customer demand;

· the need to obtain necessary equipment or supplies, which may not be available to us in a timely manner or at a reasonable cost;

· evacuation of and/or injury to personnel;

· loss of productivity;

· the deterioration of the financial health of our customers; and

· interruption to any projects that we may have in process.

Large-scale or repetitive natural disasters, such as hurricanes, tropical storms, floods or earthquakes, can also lead to the damage or destruction of certain infrastructure on which we depend for the conduct of our business and can cause damage to the infrastructure for which we are responsible.

Any contamination resulting from a natural or man-made disaster may result in disruption in our services, additional costs and litigation, which could harm our business, financial condition, results of operations and cash flows.

We face possible risks associated with the physical effects of climate change.

The physical effects of climate change could have a material adverse effect on our properties, operations, and business. However, the impacts of climate change on our operations are highly uncertain and their significance will vary depending on type and geographic location of any physical impact. The impacts of climate change could include changing temperatures, flooding, water shortages, changes in weather and rainfall patterns, and changing storm patterns and intensities. Many climate change predictions, if true, present several potential challenges to water and wastewater utilities, such as increased precipitation and flooding, potential degradation of water quality, and changes in demand for water services. There can be no assurance that climate change will not have a material adverse effect on our properties, operations, or business.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Avivid Water Technology, LLC provides advanced water purification via its patented TurboCoag® technology to treat industrial water contaminated with emulsified oils, heavy metals, suspended solids, and microorganisms. Avivid targets industrial wastewaters resistant to traditional water treatment which have high treatment and/or disposal costs, treating these waters with its patented TurboCoag® electrochemical reactor which is modular, scalable, self-cleaning, and low maintenance. By providing purified water for reuse or release to its customers, Avivid protects increasingly scarce water resources while reducing industrial operational expenses.

Business Plan

The Company plans to significantly expand its business by investing in product marketing, infrastructure for self-funded pilot projects, research and development efforts for two new produces, and adding new hires. Avivid aims to become profitable in the next 18 months. The Company will continue its focus on closing sales in its identified markets and expand its business. The first step in customer acquisition is to test a water sample followed by a field pilot which may be for a few days or many weeks. Lead times to close a contract and begin to generate revenue is a challenge since it often takes several months or longer to gain traction. However, once perfected the contracts are often for 2-5 years, generating hundreds of thousands of dollars monthly in recurring annual revenue with Avivid's leasing model.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Lockett E. Wood

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Technology Officer, President and Co-founder of Avivid Water Technology, LLC, 2025 to Present Chief Executive Officer and Co-founder of Avivid Water Technology, LLC, 2013 to 2025

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Responsibilities: Co-founder and co-inventor of the TurboCoag reactor, Dr. Wood leads technology development efforts for Avivid, sets company tech strategy, searches for potential partnerships and joint-venture opportunities. He is directly involved in perfecting the design of the commercial and bench-scale models of the TurboCoag® reactor as well as developing complementary technology. Responsible for sales, operations, and general CTO responsibilities.

Education

University of Colorado at Boulder. Electrical Engineering , PhD, 1973 University of Colorado at Boulder, Electrical Engineering , M.S., 1966 University of New Mexico, Physics, Electrical Engineering , B.S., B.S., 1962

Name

William Cross

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Executive Vice President Operations and co-Founder of Avivid Water Technology, LLC, 2013 Present Mr. Cross is focused on general operations, vendor management, sales, product design and fabrication. He was instrumental in the formation and development of Avivid from its inception. Mr. Cross managed the design and manufacturing of several prototypes and variations of Avivid's TurboCoag® system from bench-scale units to complete commercialized systems, directing both in-house engineers and sub-contracted personnel. Mr. Cross maintains direct involvement with the manufacturing team throughout the entire build process. He is responsible for all phases of business management, development, and product commercialization.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

University of Hartford, Completed coursework in Economics, 1981 Dennison University, Completed coursework in Fine Arts, 1978

Name

David Waldner

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Manager & Advisor of Avivid Water Technology, LLC, 2018- Present Mr. Waldner is one of the Board Managers for Avivid Water Technology where he provides advice to the executive management team on financial and operational decisions, policy making, legal matters, executive compensation, and long-term strategic planning recommendations.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Real Estate Developer and Owner of RMCS Surveying, LLC, 1999- Present Responsible for sales, operations, and general CEO responsibilities.

Education

Associate Degree in Land Surveying from Red Rocks Community College, 1984

Name

John Reynolds

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Advisor to Avivid Water Technology, LLC, 2018- Present Provides detailed advice on water treatment infrastructure and business development.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Retired, CEO of Independent Mechanical Industries, Inc. 2003- 2020 Innovative and results driven leader focused on exceptional results in highly competitive environment that demands continuous improvement.

Education

University of Illinois School of Entrepreneurial Studies, 1985; University of Colorado-Alternative Energy Design, 1980 Loyola University- Business Administration, 1978

Name

Dr. Niles Utlaut

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Advisor to Avivid Water Technology, LLC, 2013- Present Provides detailed advice on water treatment infrastructure and business development.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Boulder Community Health-Foothills Hospital, Boulder Eye Care Center 1989 - Present Diagnoses and treats diseases, injuries or trauma of the eye such as glaucoma and cataracts.

Education

Johns Hopkins University School of Medicine, 1977 University of Wisconsin Hospitals and Clinics Residency, 1983-1986

Name

Hannah Cohen

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Advisor to Avivid Water Technology, LLC, 2022- Present Provides advice on executive leadership, client engagement, and operational optimization.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder & Chief Executive Officer, Aspen Pediatrics, December 2022 Present Purchases non-clinical assets of medical practices and provides management functions (revenue cycle management, HR, IT, accounting, credentialing and more) to allow doctors to focus on supplying patient care. Operating Executive The Nashton Company, March 2022 Present Sources a recurring revenue services business to lead with integrity for continued growth. VP of Client Success, Planet DDS, 2018 - 2021 Provides advice on executive leadership, client engagement, and operational optimization.

Education

Tuck School of Business at Dartmouth, MBA, 2016 University of Pennsylvania, BA in Economics, Political Science and Philosophy, 2008

Name

Fernando Batista

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Advisor to Avivid Water Technology, LLC, 2015- Present Provides advice on networking and international contracting.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Principal Occupation: Technologies Entrepreneur, Advisor and Investment Consultant Employment Responsibilities: Advisor to AWT in finalizing the structuring of a Joint Venture in Mexico interrupted by Covid-19's onset in March of 2020. A required pivot led to advising emerging and startup ventures in strategy shifts due to Covid's economic effects in the medicinal and industrial hemp industries. Accompanying the Covid calendar, took on "socially distanced" work advising entertainment companies to consolidate functions in IP rights administration and development of non-fungible token (NFT) strategies.

Education

MA in Internationa l Economics from The Johns Hopkins University School of Advanced Internationa l Studies in Bologna, Italy (Bologna Center, now SAIS Europe) and Washington DC, 1987 BA from USC, 1983

Name

Coleman Hogan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and Chief Vision Officer 2025 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Responsibilities: CEO and Chief Vision Officer, with 20+ years of experience driving growth, optimizing operations, and leading strategic transformations in oil & gas, civil construction, and industrial services. He specializes in business development, M&A strategy, contract negotiation, and operational leadership, successfully scaling businesses and securing high-value contracts. With expertise in infrastructure solutions, energy transitions, and commercial strategy, he has forged key partnerships with Fortune 500 companies, government agencies, and private sector leaders. A former UN Command appointee and military veteran, his disciplined leadership and strategic acumen enable him to identify market opportunities, drive profitability, and lead high-performance teams. Coleman collaborates with investors and industry leaders to drive innovation, maximize growth potential, and create long-term value, and hires additional team members to meet company needs as Avivid scales up. Vice President (Consultant)- HPC Services, 2022 – Present Chief Executive Officer, POI LLC previously RMI, 2012 to 2020 Vice President of Business Development Railroad Consultants PLLC, 2020 to 2022

Education

Officer Candidate School (OCS) Korea Combat Training Center, Seoul, 1999 Dona Ana Community College, 2000 New Mexico State University, 2001-2003

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Lockett E. Wood

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Technology Officer, President and Co-founder of Avivid Water Technology, LLC, 2025 to Present Chief Executive Officer and Co-founder of Avivid Water Technology, LLC, 2013 to 2025

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Responsibilities: Co-founder and co-inventor of the TurboCoag reactor, Dr. Wood leads technology development efforts for Avivid, sets company tech strategy, searches for potential partnerships and joint-venture opportunities. He is directly involved in perfecting the design of the commercial and bench-scale models of the TurboCoag® reactor as well as developing complementary technology. Responsible for sales, operations, and general CTO responsibilities.

Education

University of Colorado at Boulder. Electrical Engineering , PhD, 1973 University of Colorado at Boulder, Electrical Engineering , M.S., 1966 University of New Mexico, Physics, Electrical Engineering , B.S., B.S., 1962

Name

William Cross

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Executive Vice President Operations and co-Founder of Avivid Water Technology, LLC, 2013 Present Mr. Cross is focused on general operations, vendor management, sales, product design and fabrication. He was instrumental in the formation and development of Avivid from its inception. Mr. Cross managed the design and manufacturing of several prototypes and variations of Avivid's TurboCoag® system from bench-scale units to complete commercialized systems, directing both in-house engineers and sub-contracted personnel. Mr. Cross maintains direct involvement with the manufacturing team throughout the entire build process. He is responsible for all phases of business management, development, and product commercialization.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

University of Hartford, Completed coursework in Economics, 1981 Dennison University, Completed coursework in Fine Arts, 1978

Name

Tracy Kessner

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President Business Operations of Avivid Water Technology, LLC, 2019 - Present Ms. Kessner coordinates Avivid's internal efforts to successfully enter the industrial wastewater treatment market with its innovative technology. She is responsible for daily operations management, human resource planning, strategic market research, contract review, development of business and marketing presentations and materials, strategic plans, and internal policies, procedures, and systems that support the company mission. Ms. Kessner develops and maintains relationships with potential customers and vendors using high touch methods, strong communication skills and regular follow up. Additionally, she manages project planning, reporting, prioritization, and risk management while fostering collaboration amongst staff, contractors, and sales team members. Director of Business Operations at Avivid Water Technology 2018-2019

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

University of Colorado at Boulder, Master of the Environment Environmental Policy, MS, 2017 Colorado State University, Equine Science, BS, 1996

Name

John Reynolds

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Advisor to Avivid Water Technology, LLC, 2018- Present Provides detailed advice on water treatment infrastructure and business development.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Retired, CEO of Independent Mechanical Industries, Inc. 2003- 2020 Innovative and results driven leader focused on exceptional results in highly competitive environment that demands continuous improvement.

Education

University of Illinois School of Entrepreneurial Studies, 1985; University of Colorado- Alternative Energy Design, 1980 Loyola University- Business Administration, 1978

Name

Dr. Niles Utlaut

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Advisor to Avivid Water Technology, LLC, 2013- Present Provides detailed advice on water treatment infrastructure and business development.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Boulder Community Health-Foothills Hospital, Boulder Eye Care Center 1989 - Present Diagnoses and treats diseases, injuries or trauma of the eye such as glaucoma and cataracts.

Education

Johns Hopkins University School of Medicine, 1977 University of Wisconsin Hospitals and Clinics Residency, 1983-1986

Name

Hannah Cohen

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Advisor to Avivid Water Technology, LLC, 2022- Present Provides advice on executive leadership, client engagement, and operational optimization.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder & Chief Executive Officer, Aspen Pediatrics, December 2022 Present Purchases non-clinical assets of medical practices and provides management functions (revenue cycle management, HR, IT, accounting, credentialing and more) to allow doctors to focus on supplying patient care. Operating Executive The Nashton Company, March 2022 Present Sources a recurring revenue services business to lead with integrity for continued growth. VP of Client Success, Planet DDS, 2018 - 2021 Provides advice on executive leadership, client engagement, and operational optimization.

Education

Tuck School of Business at Dartmouth, MBA, 2016 University of Pennsylvania, BA in Economics, Political Science and Philosophy, 2008

Name

Fernando Batista

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Advisor to Avivid Water Technology, LLC, 2015- Present Provides advice on networking and international contracting.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Principal Occupation: Technologies Entrepreneur, Advisor and Investment Consultant Employment Responsibilities: Advisor to AWT in finalizing the structuring of a Joint Venture in Mexico interrupted by Covid-19's onset in March of 2020. A required pivot led to advising emerging and startup ventures in strategy shifts due to Covid's economic effects in the medicinal and industrial hemp industries. Accompanying the Covid calendar, took on "socially distanced" work advising entertainment companies to consolidate functions in IP rights administration and development of non-fungible token (NFT) strategies.

Education

MA in Internationa l Economics from The Johns Hopkins University School of Advanced Internationa l Studies in Bologna, Italy (Bologna Center, now SAIS Europe) and Washington DC, 1987 BA from USC, 1983

Name

Coleman Hogan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and Chief Vision Officer 2025 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Responsibilities: CEO and Chief Vision Officer, with 20+ years of experience driving growth, optimizing operations, and leading strategic transformations in oil & gas, civil construction, and industrial services. He specializes in business development, M&A strategy, contract negotiation, and operational leadership, successfully scaling businesses and securing high-value contracts. With expertise in infrastructure solutions, energy transitions, and commercial strategy, he has forged key partnerships with Fortune 500 companies, government agencies, and private sector leaders. A former UN Command appointee and military veteran, his disciplined leadership and strategic acumen enable him to identify market opportunities, drive profitability, and lead high-performance teams. Coleman collaborates with investors and industry leaders to drive innovation, maximize growth potential, and create long-term value, and hires additional team members to meet company needs as Avivid scales up. Vice President (Consultant)- HPC Services, 2022 – Present Chief Executive Officer, POI LLC previously RMI, 2012 to 2020 Vice President of Business Development Railroad Consultants PLLC, 2020 to 2022

Education

Officer Candidate School (OCS) Korea Combat Training Center, Seoul, 1999 Dona Ana Community College, 2000 New Mexico State University, 2001-2003

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Colorado law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A LLC/Membership Interests
Amount outstanding	23,077,375.66
Voting Rights	1 vote per Unit
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Other Material Terms or information.	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may decide to issue more SAFEs which may dilute the Security.
Other Material Terms or information.	Valuation Cap: $10,000,000
Value of SAFE or Convertible Notes	$236,987

Type of security	Lockett E. Wood Convertible Notes
Amount outstanding	$30,000.00
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Other Material Terms or information.	Interest Rate and Amortization Schedule: 4%
Value of SAFE or Convertible Notes	0.11

Type of security	Lockett E. Wood Convertible Notes
Amount outstanding	$60,000.00
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Other Material Terms or information.	Interest Rate and Amortization Schedule: 6%
Value of SAFE or Convertible Notes	

Type of security	Niles Utlaut Convertible Notes
Amount outstanding	$70,695.00
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Other Material Terms or information.	Interest Rate and Amortization Schedule: 6%
Value of SAFE or Convertible Notes	

Type of security	Niles Utlaut Convertible Notes
Amount outstanding	$25,000.00
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Other Material Terms or information.	Interest Rate and Amortization Schedule: 20%
Value of SAFE or Convertible Notes	

Type of security	Cascade Water Solutions, LLC Convertible Notes
Amount outstanding	$64,522.00
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Other Material Terms or information.	Interest Rate and Amortization Schedule: 12%
Value of SAFE or Convertible Notes	

Type of security	David Waldner Convertible Notes
Amount outstanding	$50,000.00
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Other Material Terms or information.	Interest Rate and Amortization Schedule: 6%
Value of SAFE or Convertible Notes	

Type of security	David Waldner Convertible Notes
Amount outstanding	$271,463.00
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Other Material Terms or information.	Interest Rate and Amortization Schedule: 5%
Value of SAFE or Convertible Notes	

Type of security	William Stopperan Convertible Notes
Amount outstanding	$5,000.00
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Other Material Terms or information.	Interest Rate and Amortization Schedule: 8%
Value of SAFE or Convertible Notes	

Type of security	Roberto Urban Convertible Notes
Amount outstanding	$5,000.00
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Other Material Terms or information.	Interest Rate and Amortization Schedule: 6%
Value of SAFE or Convertible Notes	

Type of security	Profit Units
Amount outstanding	60,000,000 / 30,964,329
Voting Rights	Profit Units shall have limited voting rights. Where applicable, holders of Profit Units shall have one vote. Holders of Profit Units shall be notified of meetings of Members and may attend and vote at such meetings. Holders of Profits Units shall receive any action of Members by written consent. Provided holders of Profit Units return executed written consents to the Company no later than seven (7) days following receipt, their vote shall be counted; provided, the right of holders of Profit Units to participate in any action of Members by written consent shall automatically terminate seven (7) days following receipt.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Niles utlaut
Amount outstanding	$10,000.00
Interest rate and payment schedule	6%
Amortization schedule	
Describe any collateral or security	None.
Maturity date	February 16, 2025
Other material terms	

Type of debt	Notes
Name of creditor	Niles Utlaut
Amount outstanding	$15,500.00
Interest rate and payment schedule	12%
Amortization schedule	
Describe any collateral or security	None.
Maturity date	June 30, 2023
Other material terms	

Type of debt	Notes
Name of creditor	J&A Services LLC
Amount outstanding	$171,923.00
Interest rate and payment schedule	0%; monthly payments of $5,209.78
Amortization schedule	
Describe any collateral or security	None.
Maturity date	August 2, 2024
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Lockett Wood
Amount outstanding	$30,000
Interest rate and payment schedule	6%
Amortization schedule	
Describe any collateral or security	
Maturity date	January 9, 2025
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Niles Utlaut
Amount outstanding	$25,000
Interest rate and payment schedule	20%
Amortization schedule	
Describe any collateral or security	
Maturity date	February 14, 2025
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Lockett Wood
Amount outstanding	$25,000
Interest rate and payment schedule	12%
Amortization schedule	
Describe any collateral or security	
Maturity date	March 28, 2025
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Lockett Wood
Amount outstanding	$10,000
Interest rate and payment schedule	12%
Amortization schedule	
Describe any collateral or security	
Maturity date	April 24, 2025
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Kelso Interactive Inc
Amount outstanding	$50,000
Interest rate and payment schedule	12%
Amortization schedule	
Describe any collateral or security	
Maturity date	October 22, 2024
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Greenback Equity III LLC
Amount outstanding	$50,000
Interest rate and payment schedule	18%
Amortization schedule	
Describe any collateral or security	
Maturity date	August 8, 2025
Other material terms	

Type of debt	Convertible Notes
Name of creditor	David Waldner
Amount outstanding	$102,000
Interest rate and payment schedule	5%
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2027
Other material terms	

Type of debt	Convertible Notes
Name of creditor	William Cross
Amount outstanding	$10,000
Interest rate and payment schedule	0%
Amortization schedule	
Describe any collateral or security	
Maturity date	January 30, 2026
Other material terms	

Type of debt	Convertible Notes
Name of creditor	William Cross
Amount outstanding	$5,008
Interest rate and payment schedule	0%
Amortization schedule	
Describe any collateral or security	
Maturity date	February 28, 2026
Other material terms	

Type of debt	Convertible Notes
Name of creditor	John Reynolds
Amount outstanding	$8,000
Interest rate and payment schedule	5%
Amortization schedule	
Describe any collateral or security	
Maturity date	April 4, 2026
Other material terms	

The total amount of outstanding debt of the company is $512,431.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests		$5,000.00	General Working Capital	November 14, 2023	Section 4(a)(2)
LLC/Membership Interests		$5,000.00	General Working Capital	November 1, 2023	Section 4(a)(2)
LLC/Membership Interests		$50,000.00	General Working Capital	October 12, 2023	Section 4(a)(2)
LLC/Membership Interests		$10,000.00	General Working Capital	October 12, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$236,987.00	General Working Capital	April 25, 2023	Regulation CF
LLC/Membership Interests		$48,000.00	General Working Capital	April 7, 2023	Section 4(a)(2)
Convertible Notes		$Forgiveness of 100000 indebtedness	N/A	January 20, 2022	Section 4(a)(2)
Profit Units		$0.00	N/A	January 30, 2024	Section 4(a)(2)
Profit Units		$0.00	N/A	May 1, 2023	Section 4(a)(2)
Profit Units		$0.00	N/A	December 7, 2022	Section 4(a)(2)
Profit Units		$0.00	N/A	August 30, 2022	Section 4(a)(2)
Profit Units		$0.00	N/A	February 2, 2022	Section 4(a)(2)

LLC/Membership Interests		$50,000.00	General Working Capital	May 8, 2024	Section 4(a)(2)
LLC/Membership Interests		$50,000.00	General Working Capital	September 5, 2024	Section 4(a)(2)
Convertible Notes		$10,000.00	General Working Capital	January 30, 2025	
LLC/Membership Interests	7,539	$0.00	NA. Units owed to employee from purchase made in 2020 - fixing a math error.	May 6, 2024	Section 4(a)(2)
LLC/Membership Interests			Transferred from $100,000 indebtedness to Monarch Boiler (mentioned above) to equity in Avivid. Equity originally owned by Monarch Company. Reassigned to Monarch's owner and her sons.	January 1, 2024	Section 4(a)(2)

LLC/Member ship Interests		$0.00	Transferred from $100,000 indebtedness to Monarch Boiler (mentioned above) to equity in Avivid. Equity originally owned by Monarch Company. Reassigned to Monarch's owner and her sons.	January 1, 2024	Section 4(a)(2)
LLC/Member ship Interests		$0.00	Transferred from $100,000 indebtedness to Monarch Boiler (mentioned above) to equity in Avivid. Equity originally owned by Monarch Company. Reassigned to Monarch's owner and her sons.	January 1, 2024	Section 4(a)(2)

Ownership

A majority of the Company is owned by Lockett Wood, the co-founder and inventor.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Lockett Wood	30.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Avivid Water closed its last funding round on September 5, 2024, and is currently raising a Series A, led by CEO Coleman Hogan. Post-funding, we expect to have sufficient liquidity to execute our business plan through 2027 and reach profitability by Q4 2026. Key challenges include: Marketing our patented commercial-scale system in a conservative and competitive water treatment sector. Navigating tariffs and supply chain uncertainties. Addressing customer hesitation around being early adopters of new technology. To overcome these hurdles, we are focusing on pilot deployments, building strategic partnerships, and demonstrating proven field performance.

Avivid Water intends to achieve profitability within the next 12 months through a combination of strategic partnerships, project financing, and revenue-generating pilot deployments. Management is executing a multi-pronged approach that includes: Securing Project Financing: We are actively engaging with impact investors and funding sources introduced through events such as the Good Samaritan Summit. These efforts are focused on financing commercial-scale water treatment projects that support both environmental remediation and critical mineral recovery. Expanding Strategic Partnerships: Management is cultivating long-term relationships with industrial and mining sector stakeholders, both in the U.S. and internationally. Two major partnerships are currently in advanced stages of development and are expected to result in multi-year treatment contracts that will provide recurring revenue and enhance margin stability. Scaling Pilots into Commercial Deployments: Cold inbound inquiries through Avivid's website have been systematically nurtured through regular outreach and technical engagement. These prospects are advancing through the sales funnel, with a series of sample tests scheduled to convert into paid pilot projects in 2025. Each pilot serves as a proving ground for commercial adoption. Operational Cost Management: We are prioritizing high-impact, scalable projects and standardizing deployment processes to reduce implementation costs and improve time-to-revenue. Our patented TurboCoag® reactor, which is self-cleaning and requires minimal maintenance, contributes to these cost efficiencies. Together, these steps are designed to position Avivid Water for sustained profitability while reinforcing our mission to transform industrial wastewater from a liability into a resource.

Liquidity and Capital Resources

On November 14, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $5,000.00.

On November 1, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $5,000.00.

On October 12, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $50,000.00.

On October 12, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $10,000.00.

On April 25, 2023 the Company conducted an offering pursuant to Regulation CF and raised $236,987.00.

On April 7, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $48,000.00.

On January 20, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $Forgiveness of 100000 indebtedness.

On January 30, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $0.00.

On May 1, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $0.00.

On December 7, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $0.00.

On August 30, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $0.00.

On February 2, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $0.00.

On May 8, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $50,000.00.

On September 5, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $50,000.00.

On January 30, 2025 the Company conducted an offering pursuant to and raised $10,000.00.

On May 6, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $0.00.

On January 1, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On January 1, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $0.00.

On January 1, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $0.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

The Company intends to make two material capital expenditures for two pilot projects at $90k each with an additional $100k to complete construction of a pilot trailer.

Capital Expenditures and Other Obligations

Material Changes and Other Information

In 2025 Avivid hired Coleman Hogan as its new CEO, shifting our previous CEO, Lockett Wood, into the position of CTO and President. Coleman bring decades of industry experience and a broad network for funding and project opportunities.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	
Relationship to the Company	
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	On December 28, 2017, the Company entered into a Subscription Agreement with Lockett Wood for the subscription of 200 Units for a purchase price of $100. On February 1, 2019, the Company entered into a Subscription Agreement with William Cross for the subscription of 200 Units for a purchase price of $100. On February 1, 2019, the Company entered into a Subscription Agreement with David Waldner for the subscription of 200 Units for a purchase price of $100. On February 1, 2019, the Company entered into a Subscription Agreement with Tracy Kessner for the subscription of 200 Units for a purchase price of $100. On July 9, 2019, the Company entered into a Subscription Agreement with Mary Waldner for the subscription of 200,000 Units for a purchase price of $100,000. On December 13, 2019, the Company entered into a Subscription Agreement with Tracy Kessner for the subscription of 40,000 Units for a purchase price of $20,000. On February 4, 2020, the Company entered into a Subscription Agreement with Tracy Kessner for the subscription of 10,000 Units for a purchase price of $5,000. On February 1, 2020, the Company entered into a Profit Unit Award Agreement with William Cross for the award of 1,300,000 Units for a purchase price of $0.00. On October 7, 2021, after the conversion of ATG, William Cross's Profit Units increased to 3,919,565 upon a conversion multiplier of 3.01505x. On February 1, 2020, the Company entered into a Profit Unit Award Agreement with David Waldner for the award of 100,000 Units for a purchase price of $0.00. On October 7, 2021, after the conversion of ATG, David Waldner's

| | Profit Units increased to 301,505 upon a conversion multiplier of 3.01505x. On February 1, 2020, the Company entered into a Profit Unit Award Agreement with Lockett Wood for the award of 1,300,000 Units for a purchase price of $0.00. On October 7, 2021, after the conversion of ATG, Lockett Wood's Profit Units increased to 3,919,565 upon a conversion multiplier of 3.01505x. On February 1, 2020, the Company entered into a Profit Unit Award Agreement with Tracy Kessner for the award of 50,000 Units for a purchase price of $0.00. On October 7, 2021, after the conversion of ATG, Tracy Kessner's Profit Units increased to 150,753 upon a conversion multiplier of 3.01505x. On August 13, 2020, the Company entered into a Profit Unit Award Agreement with Tracy Kessner for the award of 100,000 Units for a purchase price of $0.00. On October 7, 2021, after the conversion of ATG, Tracy Kessner's Profit Units increased to 301,505 upon a conversion multiplier of 3.01505x. On August 13, 2021, the Company entered into a Profit Unit Award Agreement with Tracy Kessner for the award of 100,000 Units for a purchase price of $0.00. On October 7, 2021, after the conversion of ATG, Tracy Kessner's Profit Units increased to increased to 301,505 upon a conversion multiplier of 3.01505x. On October 18, 2021, the Company entered into a Profit Unit Award Agreement with Tracy Kessner for the award of 1,250,000 Units for a purchase price of $0.00. On October 18, 2021, the Company entered into a Profit Unit Award Agreement with William Cross for the award of 5,000,000 Units for a purchase price of $0.00. On October 18, 2021, the Company entered into a Profit Unit Award Agreement with Lockett Wood for the award of 5,000,000 Units for a purchase price of $0.00. On November 9, 2021, the Company entered into a Subscription Agreement with Mary Waldner for the subscription of 60,300.90 Units for a purchase price of $10,000. On February 9, 2022, the Company entered into a Profit Unit Award Agreement with Tracy Kessner for the award of 200,000 Units for a purchase price of $0.00. On May 1, 2023, the Company entered into a Profit Unit Award Agreement with |

	Lockett Wood for the award of 3,500,000 Units for a purchase price of $0.00. On May 1, 2023, the Company entered into a Profit Unit Award Agreement with William Cross for the award of 3,500,000 Units for a purchase price of $0.00. On May 1, 2023, the Company entered into a Profit Unit Award Agreement with Tracy Kessner for the award of 1,000,000 Units for a purchase price of $0.00. On August 2, 2021, David Waldner loaned the company $50,000. On October 8, 2017, Locket E. Wood loaned the company $19,000. On May 23, 2019, Locket E. Wood loaned the company $50,000. On July 1, 2020, Lockett E. Wood loaned the company $25,000. On February 2, 2022, Lockett E. Wood loaned the company $3,000. On June 16, 2022, Lockett E. Wood loaned the company $32,000. On August 23, 2022, Lockett E. Wood loaned the company $30,000. On October 12, 2022, Lockett E. Wood loaned the company $25,000. On October 24, 2022, Lockett E. Wood loaned the company $5,000. On December 8, 2022, Lockett E. Wood loaned the company $2,000. On December 14, 2022, Lockett E. Wood loaned the company $30,000. On January 19, 2023, Locket E. Wood loaned the company $1,000. On January 27, 2023, Locket E. Wood loaned the company $500. On February 1, 2023, Locket E. Wood loaned the company $30,000. On December 1, 2023, David Waldner loaned the company $271,463.
Related Person/Entity	Lockett E. Wood
Relationship to the Company	Co-founder, former CEO, current CTO.
Total amount of money involved	$65,000
Benefits or compensation received by related person	Provide working capital to the company.
Benefits or compensation received by Company	Provide working capital to the company until project work paid the company.
Description of the transaction	On January 9, 2024, Lockett E. Wood loaned the company $30,000. On March 28, 2024, Lockett E. Wood loaned the company $25,000. On April 24, 2024, Lockett E. Wood loaned the company $10,000.

Related Person/Entity	Niles Utlaut
Relationship to the Company	Advisor and investor
Total amount of money involved	$25,000
Benefits or compensation received by related person	Provide working capital to the company.
Benefits or compensation received by Company	Provide working capital to the company until project work paid the company.
Description of the transaction	On February 14, 2024, Niles Utlaut loaned the company $25,000.
Related Person/Entity	William Cross
Relationship to the Company	Co-founder and COO of the company.
Total amount of money involved	$22,008
Benefits or compensation received by related person	Provide working capital to the company.
Benefits or compensation received by Company	Provide working capital to the company until project work paid the company.
Description of the transaction	On July 15, 2024, William Cross loaned the company $7,000. The company repaid this loan in full on 11/25/2024. On January 30, 2025, William Cross loaned the company $10,000. On February 25, 2024, William Cross loaned the company $5,008.
Related Person/Entity	David Waldner
Relationship to the Company	Advisor and investor
Total amount of money involved	$102,000
Benefits or compensation received by related person	Exchange rent debt for equity in Avivid Water.
Benefits or compensation received by Company	Exchanged rent owed for 2024 for a convertible note.
Description of the transaction	On December 31, 2024, David Waldner exchanged the company's debt for rent owed to him for a convertible note in the amount of $102,000.

Related Person/Entity	John Reynolds
Relationship to the Company	Advisor and investor
Total amount of money involved	$8,000
Benefits or compensation received by related person	Provide working capital to the company.
Benefits or compensation received by Company	Provide working capital to the company until project work paid the company.
Description of the transaction	On April 4, 2025, John Reynolds loaned the company $8,000.
Related Person/Entity	Lockett Wood
Relationship to the Company	Co-founder, original CEO, and CTO
Total amount of money involved	($160,668)
Benefits or compensation received by related person	Provide working capital to the company.
Benefits or compensation received by Company	Provide working capital to the company until project work paid the company.

Description of the transaction	Debts owed by the Company to Lockett Wood that have been repaid in full include: 5/23/19 note for $50,000 at 6% interest 2/19/2020 note for $4000 at 6% interest 7/1/2020 note for $25,000 at 6% interest 2/2/2022 note for $3000 at 6% interest 6/16/2022 note for $32,000 at 12% interest 8/23/2022 note for $30,000 at 12% interest 10/12/2022 note for $25,000 at 12% interest is in repayment ($12,668 paid down as of 5/12/2025) 12/8/2022 note for $2000 at 0% interest 1/19/2023 note for $1000 at 0% interest 1/27/2023 note for $500 at 0% interest

/s/Coleman HoganConflicts of Interest   (Signature)

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections

4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Cole
man
Hog
an(N
ame)
CEO
(Title
)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Balance Sheet
Avivid Water Technology LLC
As of December 31, 2024

Distribution account	Total
Assets	
Current Assets	
Bank Accounts	
Checking - ANB Bank 2200016387	22,927.54
PayPal	
Total for Bank Accounts	**$22,927.54**
Accounts Receivable	
Accounts Receivable	6,319.00
Total for Accounts Receivable	**$6,319.00**
Other Current Assets	
Inventory Asset	
Prepaid Expenses	
Undeposited Funds	
Total for Other Current Assets	**0.00**
Total for Current Assets	**$29,246.54**
Fixed Assets	
Accumulated Depreciation	-185,144.00
Capital Equipment	0.00
Bench Scale Reactors	14,800.00
In-house Pilot System	18,500.00
Mobile Pilot System #1	190,255.27
Mobile Pilot System #2	
Total for Capital Equipment	**$223,555.27**
Inventory	0.00
Conex Units	
LSI Trailers	
Power Supplies	7,880.00
Reactor V	241,552.00
Total for Inventory	**$249,432.00**
Total for Fixed Assets	**$287,843.27**
Other Assets	
Accumulated Amortization	-457,057.82
Filter Technology	150,000.00
Intangible Assets Licensing	
Patent - Filter	
Patent - Turbocoag	155,781.38
R & D Asset	1,046,541.00
Total for Other Assets	**$895,264.56**
Total for Assets	**$1,212,354.37**
Liabilities and Equity	

Liabilities

  Current Liabilities

    Accounts Payable

Accounts Payable	17,920.50
Total for Accounts Payable	**$17,920.50**

Credit Cards

ANB Bank Overdraft	
US Bank LOC-ATG	
Total for Credit Cards	**0.00**

Other Current Liabilities

Accrued Interest	
Accrued Interest-Cascade Corp	
Accrued Interest-Convertible	
Accrued Interest-NP-N Benedict	
Accrued Interest-NP-Utlaut	
Accrued Wages Payable	
ANB Bank - LOC	
Direct Deposit Liabilities	
Due To Partner-Kessner/Tracy	
Intercompany Payables - ATG	
Payroll Liabilities	26,635.38
CO FAMLI EE	66.17
CO Withholding	3,748.00
Due To IRS	
Federal Withholding	10,098.75
FUTA	42.00
Medicare EE	2,653.50
Social Security EE	11,346.02
SUTA	223.72
Total for Payroll Liabilities	**$54,813.54**
PPP Loan	
ST - Kelso Interactive 07-22-2024	52,663.01
ST Loan Payable Greenback Equity III	53,575.34
ST Notes Payable - ATG	
ST Notes Payable - B Cross	
ST Notes Payable - Cascade	
ST Notes Payable - L Wood	0.00
L Wood 01-19-23	
L Wood 01-27-23	
L Wood 06-16-22	
L Wood 12-08-22	
Total for ST Notes Payable - L Wood	**0.00**
ST Notes Payable - N Benedict	
ST Notes Payable - N Utlaut	
ST Notes Payable - Roberto Urba	5,258.90

Total for Other Current Liabilities	**$166,310.79**
Total for Current Liabilities	**$184,231.29**
Long-term Liabilities	
Convertible Notes	
EIDL Loan	
LT Note Payable - Stopperan B	6,005.79
LT Notes - J&A	171,922.66
LT Notes Payable - A Tarves	
LT Notes Payable - ATG	
LT Notes Payable - Cascade Corp	76,875.26
LT Notes Payable - D Waldner	0.00
D Waldner 08-02-21	61,038.43
D Waldner 12-01-23	286,244.87
D Waldner 12-31-24	102,000.00
Total for LT Notes Payable - D Waldner	**$449,283.30**
LT Notes Payable - L Wood	0.00
L Wood 01-09-24	31,760.55
L Wood 02-04-23	33,545.92
L Wood 03-28-24	27,030.14
L Wood 04-25-24	10,825.21
L Wood 05-23-19	
L Wood 06-16-22	
L Wood 08-23-22	
L Wood 10-12-22	20,405.93
L Wood 10-24-22	6,414.10
L Wood 12-08-22	
L Wood 12-14-22	32,511.88
Total for LT Notes Payable - L Wood	**$162,493.73**
LT Notes Payable - N Utlaut	0.00
N Utlaut 02-14-24	29,397.26
N Utlaut 02-16-22	11,825.18
N Utlaut 03-04-20	
N Utlaut 03-04-22	9,655.46
N Utlaut 03-18-22	34,339.40
N Utlaut 04-15-22	47,685.32
N Utlaut 05-18-22	33,710.29
N Utlaut 06-30-21	23,100.49
N Utlaut - 10-17-19	
N Utlaut 11-25-20	19,052.17
N Utlaut 25K	
N Utlaut -Consolidate 03-04-20	73,815.74
Total for LT Notes Payable - N Utlaut	**$282,581.31**
Total for Long-term Liabilities	**$1,149,162.05**
Total for Liabilities	**$1,333,393.34**
Equity	

Retained Earnings	-252,701.39
Net Income	-517,117.79
Additional Paid in Capital	
AJEs CPA	
Investor - 2023	0.00
Bill Lowstuter	15,000.00
Greenback Equity III, LLC	48,000.00
Kelso Interactive	50,000.00
Misty Ewegen	5,000.00
Mohammed A Ullah	5,000.00
RCM Properties	10,000.00
Republic Crowdfund	232,340.40
Republic Inc	4,646.81
Roberto Urban	
Total for Investor - 2023	**$369,987.21**
Investor 2024	0.00
Ross Byman	100,000.00
Total for Investor 2024	**$100,000.00**
Member 1 Draws	
Member Contributions	
Member Contributions-M. Waldner	
Members' Equity	178,793.00
Monarch Boiler Construction	
Opening Balance Equity	
Total for Equity	**-$121,038.97**
Total for Liabilities and Equity	**$1,212,354.37**

Accrual Basis Monday, April 28, 2025 11:22 PM GMT Z

Profit and Loss
Avivid Water Technology LLC
January-December, 2024

Distribution account	Total
Income	
Miscellaneous Income	58.69
Pilot Services	155,240.00
Testing Services	50,027.00
Total for Income	**$205,325.69**
Cost of Goods Sold	
Cost of Goods Sold	1,675.79
Freight and Shipping Costs	4,505.20
Riveer-Norfolk COGS	596.26
Total for Cost of Goods Sold	**$6,777.25**
Gross Profit	**$198,548.44**
Expenses	
Advertising and Promotion	4,594.55
Amortization Expense	90,154.00
Bank Service Charges	189.07
Business Licenses and Permits	25.00
Computer and Internet Expenses	3,416.93
Consulting	5,062.50
Contract Labor	22,349.00
Crowd Funding Expense	1,770.00
Depreciation Expense	23,958.00
Dues and Subscriptions	508.36
Engineering Services	36,220.00
Entertainment	46.84
Equipment and Tools	4,000.00
Equipment Rental	4,911.28
Fraudulent Charge	
Freight/Shipping	5,725.00
Guaranteed payments-Cross	52,000.00
Insurance Expense	0.00
Auto Insurance	1,158.00
General Liability Insurance	10,311.26
Worker's Compensation	506.00
Total for Insurance Expense	**$11,975.26**
Lab Fees	1,640.00
Labor &Labor Related Expense	0.00
Payroll Taxes	0.00
FUTA	42.00
Medicare ER	1,326.75
Social Security ER	5,673.01

SUTA	223.72
Total for Payroll Taxes	**$7,265.48**
Wages	90,000.04
Total for Labor &Labor Related Expense	**$97,265.52**
Lab Supplies	24,187.74
Licenses & Fees	
Manufacturing Supplies	17,688.25
Marketing Materials	343.00
Meals	995.26
Meeting Expenses	68.09
Mileage	717.73
Office Supplies	2,091.02
Outside Services	14,613.96
Payroll Tax Expense	114.69
Professional Fees	0.00
Accounting Services	11,976.00
Legal Fees	28,998.50
Total for Professional Fees	**$40,974.50**
Property Taxes	3,029.50
Rent Expense	102,000.00
Repairs and Maintenance	244.97
Software/Online Apps	2,177.78
Trade Shows/Conferences	370.00
Trash Haul	60.00
Travel Expense	1,652.78
Airlines	19,450.48
Fuel	2,106.14
Meals	3,910.11
Room & Board	25,682.01
Vehicle	9,557.45
Total for Travel Expense	**$62,358.97**
Utilities	4,005.25
Vehicle Expenses	187.16
Automobile Expense	13.24
License & Registration	61.06
Total for Vehicle Expenses	**$261.46**
Total for Expenses	**$642,113.48**
Net Operating Income	**-$443,565.04**
Other Income	
Other Expenses	
Other Expense	0.00
Interest Expense	13.75
Interest Expense-Related Party	73,539.00
Total for Other Expense	**$73,552.75**
Total for Other Expenses	**$73,552.75**

Net Other Income	-$73,552.75
Net Income	-$517,117.79

Accrual Basis Monday, April 28, 2025 11:21 PM GMTZ

Avivid Water Technology LLC
Statement of Cash Flows
January - December 2024

OPERATING ACTIVITIES

Net Income

Adjustments to reconcile Net Income to Net Cash provided by operations:

Accounts Receivable

Accounts Payable

ANB Bank - LOC

Payroll Liabilities

Payroll Liabilities:CO FAMLI EE

Payroll Liabilities:CO Withholding

Payroll Liabilities:Federal Withholding

Payroll Liabilities:FUTA

Payroll Liabilities:Medicare EE

Payroll Liabilities:Social Security EE

Payroll Liabilities:SUTA

ST - Kelso Interactive 07-22-2024

ST Loan Payable Greenback Equity III

ST Notes Payable - B Cross

ST Notes Payable - L Wood:L Wood 01-19-23

ST Notes Payable - L Wood:L Wood 01-27-23

ST Notes Payable - Roberto Urba

Total Adjustments to reconcile Net Income to Net Cash provided by operations:

Net cash provided by operating activities

INVESTING ACTIVITIES

Accumulated Depreciation

Accumulated Amortization

Net cash provided by investing activities

FINANCING ACTIVITIES

LT Note Payable - Stopperan B

LT Notes Payable - Cascade Corp

LT Notes Payable - D Waldner:D Waldner 08-02-21

LT Notes Payable - D Waldner:D Waldner 12-01-23

LT Notes Payable - D Waldner:D Waldner 12-31-24

LT Notes Payable - L Wood:L Wood 01-09-24

LT Notes Payable - L Wood:L Wood 02-04-23

LT Notes Payable - L Wood:L Wood 03-28-24

LT Notes Payable - L Wood:L Wood 04-25-24

LT Notes Payable - L Wood:L Wood 06-16-22

LT Notes Payable - L Wood:L Wood 08-23-22

LT Notes Payable - L Wood:L Wood 10-12-22

LT Notes Payable - L Wood:L Wood 10-24-22

LT Notes Payable - L Wood:L Wood 12-08-22

LT Notes Payable - L Wood:L Wood 12-14-22

LT Notes Payable - N Utlaut:N Utlaut -Consolidate 03-04-20

LT Notes Payable - N Utlaut:N Utlaut 02-14-24
LT Notes Payable - N Utlaut:N Utlaut 02-16-22
LT Notes Payable - N Utlaut:N Utlaut 03-04-22
LT Notes Payable - N Utlaut:N Utlaut 03-18-22
LT Notes Payable - N Utlaut:N Utlaut 04-15-22
LT Notes Payable - N Utlaut:N Utlaut 05-18-22
LT Notes Payable - N Utlaut:N Utlaut 06-30-21
LT Notes Payable - N Utlaut:N Utlaut 11-25-20
Investor 2024:Ross Byman

Net cash provided by financing activities

Net cash increase for period

Cash at beginning of period

Cash at end of period

	Total
	-517,117.79
	0.00
	-3,076.00
	0.00
	405.07
	-743.83
	2,878.00
	9,170.75
	0.00
	2,452.74
	10,487.56
	223.72
	52,663.01
	53,575.34
	0.00
	-1,000.00
	-500.00
	258.90
$	126,795.26
-$	390,322.53
	23,958.00
	90,154.00
$	114,112.00
	446.00
	8,256.78
	3,463.93
	13,666.27
	102,000.00
	31,760.55
	1,903.73
	27,030.14
	10,825.21
	-7,674.22
	-35,036.05
	-8,330.51
	688.91
	-2,000.00
	1,253.75
	4,189.05

	29,397.26
	671.08
	1,037.04
	3,688.22
	5,121.64
	3,620.65
	2,481.11
	1,081.21
	100,000.00
$	**299,541.75**
$	**23,331.22**
	-403.68
$	**22,927.54**

Balance Sheet

Avivid Water Technology LLC

As of December 31, 2023

Distribution account	Total
Assets	
Current Assets	
Bank Accounts	
Checking - ANB Bank 2200016387	-403.68
PayPal	
Total for Bank Accounts	**-$403.68**
Accounts Receivable	
Accounts Receivable	6,319.00
Total for Accounts Receivable	**$6,319.00**
Other Current Assets	
Inventory Asset	
Prepaid Expenses	
Undeposited Funds	
Total for Other Current Assets	**0.00**
Total for Current Assets	**$5,915.32**
Fixed Assets	
Accumulated Depreciation	-161,186.00
Capital Equipment	0.00
Bench Scale Reactors	14,800.00
In-house Pilot System	18,500.00
Mobile Pilot System #1	190,255.27
Mobile Pilot System #2	
Total for Capital Equipment	**$223,555.27**
Inventory	0.00
Conex Units	
LSI Trailers	
Power Supplies	7,880.00
Reactor V	241,552.00
Total for Inventory	**$249,432.00**
Total for Fixed Assets	**$311,801.27**
Other Assets	
Accumulated Amortization	-366,903.82
Filter Technology	150,000.00
Intangible Assets Licensing	
Patent - Filter	
Patent - Turbocoag	155,781.38
R & D Asset	1,046,541.00
Total for Other Assets	**$985,418.56**
Total for Assets	**$1,303,135.15**
Liabilities and Equity	

Liabilities

  Current Liabilities

    Accounts Payable

Accounts Payable	20,996.50
Total for Accounts Payable	**$20,996.50**
Credit Cards	
ANB Bank Overdraft	
US Bank LOC-ATG	
Total for Credit Cards	**0.00**
Other Current Liabilities	
Accrued Interest	
Accrued Interest-Cascade Corp	
Accrued Interest-Convertible	
Accrued Interest-NP-N Benedict	
Accrued Interest-NP-Utlaut	
Accrued Wages Payable	
ANB Bank - LOC	
Direct Deposit Liabilities	
Due To Partner-Kessner/Tracy	
Intercompany Payables - ATG	
Payroll Liabilities	26,230.31
CO FAMLI EE	810.00
CO Withholding	870.00
Due To IRS	
Federal Withholding	928.00
FUTA	42.00
Medicare EE	200.76
Social Security EE	858.46
SUTA	
Total for Payroll Liabilities	**$29,939.53**
PPP Loan	
ST Notes Payable - ATG	
ST Notes Payable - B Cross	
ST Notes Payable - Cascade	
ST Notes Payable - L Wood	0.00
L Wood 01-19-23	1,000.00
L Wood 01-27-23	500.00
L Wood 06-16-22	
L Wood 12-08-22	
Total for ST Notes Payable - L Wood	**$1,500.00**
ST Notes Payable - N Benedict	
ST Notes Payable - N Utlaut	
ST Notes Payable - Roberto Urba	5,000.00
Total for Other Current Liabilities	**$36,439.53**
Total for Current Liabilities	**$57,436.03**

Long-term Liabilities	
Convertible Notes	
EIDL Loan	
LT Note Payable - Stopperan B	5,559.79
LT Notes - J&A	171,922.66
LT Notes Payable - A Tarves	
LT Notes Payable - ATG	
LT Notes Payable - Cascade Corp	68,618.48
LT Notes Payable - D Waldner	0.00
D Waldner 08-02-21	57,574.50
D Waldner 12-01-23	272,578.60
Total for LT Notes Payable - D Waldner	**$330,153.10**
LT Notes Payable - L Wood	0.00
L Wood 02-04-23	31,642.19
L Wood 05-23-19	
L Wood 06-16-22	7,674.22
L Wood 08-23-22	35,036.05
L Wood 10-12-22	28,736.44
L Wood 10-24-22	5,725.19
L Wood 12-08-22	2,000.00
L Wood 12-14-22	31,258.13
Total for LT Notes Payable - L Wood	**$142,072.22**
LT Notes Payable - N Utlaut	0.00
N Utlaut 02-16-22	11,154.10
N Utlaut 03-04-20	
N Utlaut 03-04-22	8,618.42
N Utlaut 03-18-22	30,651.18
N Utlaut 04-15-22	42,563.68
N Utlaut 05-18-22	30,089.64
N Utlaut 06-30-21	20,619.38
N Utlaut - 10-17-19	
N Utlaut 11-25-20	17,970.96
N Utlaut 25K	
N Utlaut -Consolidate 03-04-20	69,626.69
Total for LT Notes Payable - N Utlaut	**$231,294.05**
Total for Long-term Liabilities	**$949,620.30**
Total for Liabilities	**$1,007,056.33**
Equity	
Retained Earnings	0.00
Net Income	-252,701.39
Additional Paid in Capital	
AJEs CPA	
Investor - 2023	0.00
Bill Lowstuter	15,000.00
Greenback Equity III, LLC	48,000.00

Kelso Interactive	50,000.00
Misty Ewegen	5,000.00
Mohammed A Ullah	5,000.00
RCM Properties	10,000.00
Republic Crowdfund	232,340.40
Republic Inc	4,646.81
Roberto Urban	
Total for Investor - 2023	**$369,987.21**
Member 1 Draws	
Member Contributions	
Member Contributions-M. Waldner	
Members' Equity	178,793.00
Monarch Boiler Construction	
Opening Balance Equity	
Total for Equity	**$296,078.82**
Total for Liabilities and Equity	**$1,303,135.15**

Accrual Basis Monday, April 28, 2025 11:22 PM GMTZ

Profit and Loss
Avivid Water Technology LLC
January 1–December 31, 2023

Distribution account	Total
Income	
Miscellaneous Income	240.28
Rent Income	4,854.00
Sales-Riveer	245,182.00
Testing Services	6,000.00
Total for Income	**$256,276.28**
Cost of Goods Sold	
Cost of Goods Sold	9,792.67
Freight and Shipping Costs	1,334.79
Riveer-Norfolk COGS	72,903.09
Total for Cost of Goods Sold	**$84,030.55**
Gross Profit	**$172,245.73**
Expenses	
Advertising and Promotion	4,011.74
Amortization Expense	90,154.00
Bank Service Charges	4,712.04
Business Licenses and Permits	10.00
Computer and Internet Expenses	3,512.37
Contract Labor	1,115.00
Crowd Funding Expense	65,365.51
Depreciation Expense	28,812.00
Dues and Subscriptions	1,768.46
Engineering Services	28,437.00
Equipment and Tools	401.51
Equipment Rental	2,883.74
Guaranteed payments-Cross	105,500.00
Insurance Expense	0.00
Worker's Compensation	446.00
Total for Insurance Expense	**$446.00**
Lab Fees	638.20
Labor &Labor Related Expense	0.00
Payroll Taxes	0.00
CoFamli Tax ER	405.00
FUTA	42.00
Medicare ER	1,305.00
Social Security ER	5,580.00
SUTA	593.64
Total for Payroll Taxes	**$7,925.64**
Wages	90,000.03
Total for Labor &Labor Related Expense	**$97,925.67**

Lab Supplies	7,128.00
Licenses & Fees	16.00
Manufacturing Supplies	2,336.44
Marketing Materials	385.23
Meals	674.97
Meeting Expenses	171.73
Office Supplies	2,380.05
Outside Services	2,000.00
Penalty & Interest	8,180.76
Professional Fees	0.00
Accounting Services	14,253.00
Legal Fees	39,867.50
Technical/Computer Help	85.00
Total for Professional Fees	**$54,205.50**
Property Taxes	1,186.85
Rent Expense	78,000.00
Repairs and Maintenance	3,410.00
Sales Tax	1,135.00
Software/Online Apps	2,206.90
Trade Shows/Conferences	375.00
Trash Haul	164.00
Travel Expense	0.00
Airlines	2,703.78
Fuel	299.86
Meals	765.81
Room & Board	689.27
Vehicle	260.62
Total for Travel Expense	**$4,719.34**
Vehicle Expenses	0.00
Automobile Expense	405.08
License & Registration	25.00
Trailer Expenses	163.52
Total for Vehicle Expenses	**$593.60**
Total for Expenses	**$604,962.61**
Net Operating Income	**-$432,716.88**
Other Income	
Other Income	212,514.00
Total for Other Income	**$212,514.00**
Other Expenses	
Other Expense	-15,463.41
Interest Expense	61.76
Cascade Note	7,923.58
Total for Interest Expense	**$7,985.34**
Interest Expense-Related Party	39,976.58
Total for Other Expense	**$32,498.51**

Total for Other Expenses	$32,498.51
Net Other Income	$180,015.49
Net Income	-$252,701.39

Accrual Basis Monday, April 28, 2025 11:21 PM GMTZ

Avivid Water Technology LLC
Statement of Cash Flows
January - December 2023

OPERATING ACTIVITIES

Net Income

Adjustments to reconcile Net Income to Net Cash provided by operations:

Accounts Receivable

Accounts Payable

Accrued Interest-Cascade Corp

ANB Bank - LOC

Due To Partner-Kessner/Tracy

Payroll Liabilities

Payroll Liabilities:CO FAMLI EE

Payroll Liabilities:CO Withholding

Payroll Liabilities:Federal Withholding

Payroll Liabilities:FUTA

Payroll Liabilities:Medicare EE

Payroll Liabilities:Social Security EE

Payroll Liabilities:SUTA

ST Notes Payable - L Wood:L Wood 01-19-23

ST Notes Payable - L Wood:L Wood 01-27-23

ST Notes Payable - L Wood:L Wood 06-16-22

ST Notes Payable - L Wood:L Wood 12-08-22

ST Notes Payable - Roberto Urba

Total Adjustments to reconcile Net Income to Net Cash provided by operations:

Net cash provided by operating activities

INVESTING ACTIVITIES

Accumulated Depreciation

Capital Equipment:Mobile Pilot System #1

Inventory:Reactor V

Accumulated Amortization

Filter Technology

Patent - Filter

Net cash provided by investing activities

FINANCING ACTIVITIES

LT Note Payable - Stopperan B

LT Notes - J&A

LT Notes Payable - Cascade Corp

LT Notes Payable - D Waldner

LT Notes Payable - D Waldner:D Waldner 08-02-21

LT Notes Payable - D Waldner:D Waldner 12-01-23

LT Notes Payable - L Wood:L Wood 02-04-23

LT Notes Payable - L Wood:L Wood 05-23-19

LT Notes Payable - L Wood:L Wood 06-16-22

LT Notes Payable - L Wood:L Wood 08-23-22

LT Notes Payable - L Wood:L Wood 10-12-22

LT Notes Payable - L Wood: L Wood 10-24-22

LT Notes Payable - L Wood: L Wood 12-08-22

LT Notes Payable - L Wood: L Wood 12-14-22

LT Notes Payable - N Utlaut: N Utlaut -Consolidate 03-04-20

LT Notes Payable - N Utlaut: N Utlaut 02-16-22

LT Notes Payable - N Utlaut: N Utlaut 03-04-22

LT Notes Payable - N Utlaut: N Utlaut 03-18-22

LT Notes Payable - N Utlaut: N Utlaut 04-15-22

LT Notes Payable - N Utlaut: N Utlaut 05-18-22

LT Notes Payable - N Utlaut: N Utlaut 06-30-21

LT Notes Payable - N Utlaut: N Utlaut 11-25-20

Investor - 2023: Bill Lowstuter

Investor - 2023: Greenback Equity III, LLC

Investor - 2023: Kelso Interactive

Investor - 2023: Misty Ewegen

Investor - 2023: Mohammed A Ullah

Investor - 2023: RCM Properties

Investor - 2023: Republic Crowdfund

Investor - 2023: Republic Inc

Investor - 2023: Roberto Urban

Member Contributions

Member Contributions-M. Waldner

Members' Equity

Monarch Boiler Construction

Retained Earnings

Net cash provided by financing activities

Net cash increase for period

Cash at beginning of period

Cash at end of period

Total
-252,701.39
-6,008.73
-228,006.56
-6,172.90
0.00
-16,666.50
26,230.31
810.00
-4,509.00
-16,037.52
-20.77
-2,949.70
-14,351.14
0.00
1,000.00
500.00
-34,083.07
-2,000.00
5,000.00
-$ 297,265.58
-$ 549,966.97
55,658.00
-3,742.68
-25,000.00
-116,392.00
-50,000.00
0.00
-$ 139,476.68
411.84
-10,419.56
4,096.48
-54,315.57
57,574.50
272,578.60
31,642.19
-55,983.04
7,674.22
3,753.86
3,078.91

	613.41
	2,000.00
	1,202.24
	3,941.13
	631.36
	923.41
	3,284.06
	4,560.39
	3,223.89
	2,209.22
	1,017.22
	15,000.00
	48,000.00
	50,000.00
	5,000.00
	5,000.00
	10,000.00
	232,340.40
	4,646.81
	0.00
	-1,718,098.00
	-10,000.00
	178,793.00
	-100,000.00
	1,668,367.92
$	**672,748.89**
-$	**16,694.76**
	16,291.08
-$	**403.68**